ENERGY EXPLORATION TECHNOLOGIES INC Second Quarter Interim Report for the six months ended and as at June 30, 2006

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Balance Sheets
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)

	June 30, 2006	December 31, 2005
Assets
Current assets
Cash	$2,217,929	$1,059,277
Short term investments	-	45,000
Accounts receivable	84,107	63,101
Due from officers and employees	-	2,884
Prepaid expenses	79,487	59,953
	2,381,523	1,230,215

Oil and natural gas properties, on the basis of full cost accounting,
net of depletion and impairments [note 3]	1,129,346	1,088,244

Other property and equipment, net of accumulated depreciation,
amortization and impairment [note 4]	182,893	140,864
	$3,693,762	$2,459,323

Liabilities And Shareholders' Equity
Current liabilities
Trade payables	$262,569	$337,702
Other accrued liabilities [note 5]	91,980	883,015
Deferred revenue	90,147	-
Convertible debentures [note 9]	556,250	981,986
Note payable [note 6]	179,111	-
Fair value of conversion feature	282,116	1,421,384
	1,462,173	3,624,087
Long term liabilities:
Note payable [note 6]	-	207,625
	1,462,173	3,831,712

Contingencies, continuing operations and commitments [notes 1 and 10]

Shareholders' equity
Preferred shares [note 8]
Authorized: unlimited
Issued : 10,000,000 as at June 31, 2006 and December 31, 2005	3,000,000	3,000,000
Common shares
Authorized: unlimited
Issued : 26,874,628 and 21,511,244 at June 30, 2006 and
December 31, 2005, respectively [note 7]	33,784,191	28,229,691
Contributed capital [notes 7 and 10]	1,493,427	1,010,589
Accumulated deficit	(36,299,847)	(33,874,636)
Accumulated other comprehensive income	253,818	261,967
	2,231,589	(1,372,389)

	$3,693,762	$2,459,323

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Statements Of Loss And Comprehensive Loss
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenues
Oil and natural gas revenue	$8,706	$9,544	$20,879	$20,665

Operating expenses
Oil and natural gas operating expenses	812	517	1,746	1,979
Administrative	772,891	471,111	1,371,758	1,568,557
Depletion and impairment of oil and
natural gas properties [note 3]	5,224	5,295	35,550	508,984
Amortization and depreciation [note 4]	12,630	10,369	26,155	34,888
Survey operations and support	16,573	-	29,055	1,141
	808,130	487,292	1,464,264	2,115,549

Operating loss from continuing operations	(799,424)	(477,748)	(1,443,385)	(2,094,884)

Other expense
Interest	3,622	5,900	6,783	8,448
Interest on convertible debentures [note 9]	894,618	-	975,043	-
	898,240	5,900	981,826	8,448

Net loss from continuing operations	(1,697,664)	(483,648)	(2,425,211)	(2,103,332)

Gain from discontinued
operations	-	4,303	-	-
Net loss	$(1,697,664)	$(479,345)	$(2,425,211)	$(2,103,332)

Other comprehensive loss:
Foreign currency translation adjustments	63,978	(9,426)	(8,149)	(38,335)
Comprehensive loss	$(1,633,686)	$(488,771)	$(2,433,360)	$(2,141,667)

Basic and diluted net loss per share from
continuing operations [note 7]	$(0.07)	$(0.02)	$(0.10)	$(0.10)
Basic and diluted net loss per share from
discontinued operations [note 7]	$-	$-	$-	$-
Basic and diluted loss per share [note 7]	$(0.07)	$(0.02)	$(0.11)	$(0.10)

Weighted average common shares outstanding	24,212,275	21,288,771	23,143,499	21,233,327

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Statements Of Shareholders' Equity (Deficit)
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)
	Accumulated Other
	Comprehensive	Common Shares		Preferred Shares		Warrants	Contributed	Accumulated Deficit
	Income (loss)	Shares	Amount	Shares	Amount	Number	Capital		Total
Beginning balance — December 31, 2004	$265,639	21,055,171	$27,565,636	-	$-	1,327,467	$-	$(26,038,158)	$1,793,117
Issued for services at $1.75 per share	-	125,000	218,750	-	-	-	-	-	218,750
Options exercised for cash at $0.38 per share	-	75,000	28,500			-	-	-	28,500
Issued for cash at $2.00 per share	-	10,000	20,000	-	-	10,000	-	-	20,000
Issued for cash at $2.60 Cdn per share	-	23,600	49,198	-	-	23,600	-	-	49,198
Net loss for the six months ended June 30, 2005	-	-	-			-	-	(2,103,332)	(2,103,332)
Net other comprehensive loss for the
six months ended June 30, 2005	(38,335)	-	-	-	-	-	-		(38,335)
Balance — June 30, 2005	$227,304	21,288,771	$27,882,084	-	$-	1,361,067	$-	$(28,141,490)	$(32,102)

Beginning balance - December 31, 2005	$261,967	21,511,244	$28,229,691	10,000,000	$3,000,000	3,501,592	$1,010,589	$(33,874,636)	$(1,372,389)
Options exercised for cash at prices between
$0.38 and $0.65 per share	-	87,500	50,371	-	-	-	-	-	50,371
Issued for services at $1.50 per share	-	182,788	274,182	-	-	-	-	-	274,182
Issued for services at $1.41 per share	-	400,000	564,000	-	-	-	-	-	564,000
Issued upon conversion of convertible debentures
and accrued interest	-	76,891	72,911	-	-	-	-	-	72,911
Compensation expense related to issuance of options
to employees	-	-	-	-	-	-	95,555	-	95,555
Options exercised for cash at $0.38 per share	-	5,000	1,900	-	-	-	-	-	1,900
Issued for cash at $1.00 per share	-	2,124,000	2,124,000	-	-	2,124,000	-	-	2,124,000
Issued for finders fees at $1.30 per share	-	152,560	-	-	-	152,560		-	-
Issued upon conversion of convertible debentures
and accrued interest	-	2,244,645	2,467,136	-	-	-	-	-	2,467,136
Compensation expense related to issuance of options
to employees	-	-	-	-	-	-	95,064		95,064
Compensation expense related to issuance of options
to consultants	-	-	-	-	-	-	29,546		29,546
Issued for services at $1.60 per share	-	-	-	-	-	350,000	262,674		262,674
Net loss for the six months ended
June 30, 2006 on continuing operations	-	-	-	-	-	-	-	(2,425,211)	(2,425,211)
Net other comprehensive loss for the
six months ended June 30, 2006	(8,149)	-	-	-	-	-	-	-	(8,149)
Balance — June 30, 2006	$253,818	26,784,628	$33,784,191	10,000,000	$3,000,000	6,128,152	$1,493,427	$(36,299,847)	$2,231,589

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit)

ENERGY EXPLORATION TECHNOLOGIES INC.
Consolidated Statements Of Cash Flow
(Unaudited and unreviewed) (Expressed in U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Operating activities
Net loss from continuing operations	$(1,697,664)	$(483,648)	$(2,425,211)	$(2,103,332)
Amortization and depreciation of other property
and equipment	12,630	10,369	26,155	34,888
Depletion and impairment of oil and natural gas properties	5,224	5,295	35,550	508,984
Consulting costs settled by issuance of common stock
and options	292,219	-	1,130,401	218,750
Changes in non-cash working capital
Accounts receivable	8,823	16,364	35,760	328,962
Interest accrued on loan to former employee	-	(23)	-	(383)
Due from officers and employees	1,836	(213)	2,746	3,914
Prepaid expenses	(38,093)	27,903	(24,628)	(6,502)
Deferred revenue	44,795	-	44,795	-
Trade payables	(64,495)	76,123	(105,028)	305,548
Other accrued liabilities	(11,986)	107,761	(791,051)	374,398
Compensation settled with options	95,064	-	190,619	-
Non-cash interest expense	894,618	-	975,042	-
Net cash generated by discontinued operations	-	4,303	-	-
Net cash used by operating activities	(457,029)	(235,766)	(904,850)	(334,773)
Financing activities
Funds raised through note payable	-	233,812		235,778
Funds raised through the sale of common shares,
net of issuance costs	2,093,945	-	2,093,945	-
Funds raised through the exercise of options	1,900	-	52,271	28,500
Subscriptions payable	-	485	-	(49,515)
Net cash generated by financing activities	2,095,845	234,297	2,146,216	214,763
Investing activities
Funds invested in other property and equipment	(49,123)	(4,494)	(63,365)	(17,345)
Funds invested in oil and natural gas properties	(617)	(18,225)	(2,393)	(492,102)
Funds borrowed by an employee	336	-	570	-
Funds generated from short term investments	-	50,000	45,000	485,000
Net cash generated by (used in) investing activities	(49,404)	27,281	(20,188)	(24,447)
Effect of foreign exchange loss on cash	3,848	(9,426)	(62,526)	(38,335)
Net cash inflow (outflow)	1,593,260	16,386	1,158,652	(182,792)
Cash , beginning of period	624,669	88,253	1,059,277	287,431

Cash, end of period	$2,217,929	$104,639	$2,217,929	$104,639
Non Cash Financing activities
Release of subscriptions payable through the issuance of common shares	$-	$-	$-	$-
Cash paid for taxes	$-	$-	$-	$-
Cash paid for interest	$3,115	$-	$5,830	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows

ENERGY EXPLORATION TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements For the six month period and as at June 30, 2006
(Unaudited and unreviewed) (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "our company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. The reverse takeover by Pinnacle Oil Inc. of the original company on October 20, 1995 triggered the “continuing entity” for financial accounting purposes under US GAAP.

In March 2003 we divested all our U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties have been presented as discontinued operations.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change, which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a technology-based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD) remote-sensing airborne survey technology to quickly and inexpensively identify and high-grade oil and natural gas prospects.

For the six months ended June 30, 2006, we incurred a loss of $2,425,211 and had $36,299,847 accumulated deficit at June 30, 2006.  Our working capital at June 30, 2006 was $919,350.  The net cash used in operating activities was $904,850 for the six months ended June 30, 2006.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern.  We are scheduled to complete a survey contract for a fee in 2006 and plan to complete additional survey contracts in the future.  We cannot give assurance that we will be successful in executing this plan.  Should we fail to earn revenue we would ultimately be forced to suspend our operations, liquidate our assets, wind-up and dissolve our company.  See Subsequent Events Note 14.

These consolidated financial statements are prepared using generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements as at June 30, 2006 and for the six month interim periods ended June 30, 2006 and 2005 in accordance with accounting principles generally accepted in the United States of America for interim financial reporting.  While the financial statements for these interim periods reflect all normal recurring adjustments, which, in the opinion of our management, are necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.  The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year.  Refer to our consolidated financial statements included in our annual report on Form 10-K for our fiscal year ended December 31, 2005.

Consolidation

We have consolidated the accounts of our wholly-owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements.  All inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated as a consequence of the consolidation process, and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods.  Estimates include allowances for doubtful accounts, valuation of the note receivable, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock based compensation, valuation of future tax assets, determination of proved reserves and reflect management's best estimate.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary.  Actual results may differ from those estimates.

Revenue Recognition of SFD Survey

We recognize revenue on SFD Survey contracts on a completed contract basis.  All money received or invoiced in advance of completion of the contract is reflected as Deferred Revenue and treated as a current liability on our Balance Sheet.  All expenses incurred related to SFD Survey contracts are reflected as Work-in Progress and treated as a current asset on our Balance Sheet. Upon completion of the related contract Deferred Revenue and the Work-in-Progress is moved as appropriate to the Statement of Earnings (Loss) as either Revenue or Cost of Sales.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share Based Payment." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”.  SFAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments.  Prior to the adoption of SFAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

SFAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted.  This value is then recorded as a compensation expense over the period during which an employee is required to provide service for the award.  For options, the compensation expense is recognized as the options vest.  The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, SFAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for us to implement SFAS 123-R is January 1, 2006.  Accordingly this standard was reflected initially in our first quarterly interim report of 2006.  We adopted this standard using the “modified prospective” transition method.  Using the modified prospective method there is no compensation expense recorded for any outstanding option that was vested as of the effective date of this standard.  A compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date.  Under the modified prospective application method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is required to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

3. Oil and Natural Gas Properties

Summarized below are the oil and natural gas property costs we capitalized for the six months ended June 30, 2006 and 2005, and as of June 30, 2006 and December 31, 2005.

	Six Months		As at
	Ended June 30,		June 30,	December 31,
	2006	2005	2006	2005

Acquisition costs	$49,053	$(15,662)	$1,164,400	$1,115,347
Exploration costs	179,422	443,432	4,269,358	4,089,936
Oil and natural gas properties	228,475	427,770	5,433,758	5,205,283
Less impairment and depletion	(173,279)	(450,066)	(3,954,185)	(3,780,906)
Less dispositions	(14,094)	5,415	(350,227)	(336,133)
Net oil and natural gas properties	$41,102	$(16,881)	$1,129,346	$1,088,244

We assess our unproved properties for any impairment in value.  We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

4. Other Property and Equipment

Summarized below are our capitalized costs for other property and equipment as of June 30, 2006 and December 31, 2005:

	June 30,	December 31,
	2006	2005

Computer and SFD equipment	$414,831	$378,373
Computer and SFD software	171,027	159,888
Equipment	50,825	50,113
Furniture and fixtures	243,723	233,916
Leasehold improvements	282,157	270,803
SFD survey system (including software)	186,193	148,321
Tools	2,203	2,114
Vehicle	18,828	18,828
Flight Equipment	1,603	1,539
Other property and equipment	1,371,390	1,263,895
Less accumulated depreciation, amortization and impairment	(1,188,497)	(1,123,031)
Net other property and equipment	$182,893	$140,863

5. Other Accrued Liabilities

As of June 30, 2006 the Company has $91,980 of other accrued liabilities.  Other accrued liabilities includes $13,438 accrued audit fees, $31,475 payable for tax return preparation, $10,000 accrued legal fees, $627 crown royalty payable, $30,680 in consulting fees and $5,760 accrued oil and gas property costs.

6. Note Payable

As of June 30, 2006 the Company has a loan outstanding in the amount of $179,111 due to our President, CEO, Director and largest shareholder, Mr. George Liszicasz.  The loan agreements provide that the loan accrues interest at the rate of 0.58% per month (7.0% per annum).  The maturity date for this loan is April 15, 2007.

7. Common Stock

The loss per share is presented in accordance with the provision of SFAS No. 128, Earnings Per Share (“EPS”).  Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.  Basic and diluted EPS were the same for the six months ended June 30, 2006 and 2005 as the company reported losses from operations and therefore, all potentially dilutive instruments were anti-dilutive.  During these periods, outstanding preferred shares, stock options and warrants were the only potentially dilutive instrument.

Six months ended June 30, 2006

On January 6, 2006 we issued 182,788 common shares to discharge in full a $274,182 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005.  The liability was recorded as “Other Accrued Liabilities” at December 31, 2005.

On January 23, 2006 we issued 400,000 common shares to discharge in full a $564,000 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005.  The liability was recorded as “Other Accrued Liabilities” at December 31, 2005.

On March 20, 2006 we issued 35,833 common shares, which resulted from the conversion of a Secured Convertible Debenture and accrued but unpaid interest.

On March 23, 2006 we issued 41,058 common shares, which resulted from the conversion of a Secured Convertible Debenture and accrued but unpaid interest.

During the first quarter of 2006 we issued 92,500 common shares as a result of options exercised at prices between $0.38 and 0.65 per share.

NXT closed two Private Placements for aggregate net and gross proceeds of US$2,124,000.  On April 19, 2006 the NXT closed a Private Placement for US$1,685,000 wherein NXT issued 1,685,000 Units.  On May 12, 2006 the Company closed a second Private Placement for US$439,000 wherein NXT issued a further 439,000 Units.  For both Private Placements a Unit was sold at a price of US$1.00 and each Unit consisted of one (1) common share and one (1) warrant.  Each warrant shall entitle the holder to purchase one additional Common Share at US$2.00  per share for a period of two (2) years from the date of issue.

The issuance of the shares is exempt from registration pursuant to section 4(2) of the Securities Act of 1933.  Shares are restricted and must be resold in the United Sates of America pursuant to Rule 144 promulgated by the SEC under the Securities Act of 1933 and in Canada pursuant to Multilateral Instrument 45-102 Resale of Securities.

In connection with the financing, NXT will pay a commission of an additional 152,560 Units.

Year Ended December 31, 2005

On January 13, 2005 we issued 125,000 common shares to discharge a $218,750 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005.

On March 17, 2005 we issued 10,000 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On March 30, 2005 we issued 23,600 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On July 31, 2005 we issued 6,000 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On December 31, 2005 we issued 147,500 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of

2004.  We also had a refund on $12,320 finder’s fees that we had outstanding, which was waived by the finder.

8. Preferred Shares

On December 31, 2005 the Amended and Restated Technical Service Agreement was signed between the Company and George Liszicasz, its Chief Executive Officer. According to the terms of the agreement Mr. Liszicasz received 10,000,000 preferred shares.  Of these preferred shares 2,000,000 were immediately convertible into common shares on a one-to-one basis but have not yet been converted.  The remaining 8,000,000 preferred shares are conditionally convertible into common shares if specified annual revenue objectives are met.

The Preferred shares were issued in consideration for Mr. Liszicasz granting the Company an intangible asset.  The asset consists of an exclusive, world-wide license to use, develop, copy and modify the Operating SFD Detectors and to the extent reasonably necessary, the SFD Theories for use in the exploration of hydrocarbon resources.

The preferred shares are progressively convertible on a one-to-one basis into common shares, at the option of the holder once annual revenue objectives are met.  The following schedule outlines the number of preferred shares that become convertible at various revenue stages of the Company.

Stage	Preferred Shares are Convertible when the following annual revenue objectives are met	Number of Preferred Shares convertible when Revenue Objectives are met
1	Nil	2,000,000
2	$50 million	2,000,000
3	$100 million	2,000,000
4	$250 million	2,000,000
5	$500 million	2,000,000
TOTAL		10,000,000

All ten million (10,000,000) preferred shares became issued and outstanding upon execution of the agreement on December 31, 2005.  Gross revenue of the Corporation is determined on a consolidated basis in accordance with generally accepted accounting principles and will also include the proceeds of sale of assets by the Corporation or its subsidiaries.

The preferred shares issued were valued using a Black Scholes option-pricing model with the following assumptions and valuations:

	Immediately Convertible	Conditionally Convertible	Total
Number of Preferred Shares	2,000,000	8,000,000	10,000,000
Fair Value per Preferred Shares Issued	$1.400	$0.025	$1.50
Cost to Convert Preferred Shares to Common Shares	$0.00	$0.00	$0.00
Expected Dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10.0	10.0	10.0
Expected volatility in the price of NXT’s common shares	300%	300%	300%
Risk free interest rate (%)	4%	4%	4%
Fair Market Value of Preferred Shares	$2,800,000	$200,000	$3,000,000

The value for the Preferred Shares is substantially assigned to the first two million (2,000,000) preferred shares that are immediately convertible into Common Shares.  The remaining eight million (8,000,000) preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the Preferred Shares to be convertible into Common Shares.

As per FAS 2 “Accounting for Research and Development Costs” intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred.  Accordingly we expensed in the fourth quarter of 2005 the full value of this intangible asset as a research and development expense.

9. Convertible Debentures

In the fourth quarter of 2005 we closed private placement bridge-financing contracts.  Pursuant to these contracts the Company issued security that converts automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of Note Payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414.  The debentures are convertible into common shares.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as show in the table below.  This discount is being accreted, together with the stated interest on the debenture, using an effective interest method over the term of the debenture.

The embedded derivative instrument is the conversion option.  This conversion feature is revalued at the end of each reporting period to reflect its period ended fair market value.  Any change in the value of the conversion feature is expensed in the period.

Immediately prior to the conversion of any convertible debenture to common shares we amortize any remaining debt discount for that debenture and revalue its conversion feature to fair market value.  The resulting changes in carrying value of the debenture and conversion feature are recorded as debit or credit, as applicable, to income for the period.  Common shares issued through the conversion of a debenture are then valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure the value of the convertible debenture and the conversion feature as at the beginning and ending of the six month period ended June 30, 2006 and the changes in the period are as follows:

Debenture carrying value at December 31, 2005	$981,986
Accretion expense	1,016,830
Interest Expense	280,111
Converted to Common Share	(1,722,677)
Debenture carrying value at June 30, 2006	$556,250

Fair value of the Conversion Feature at December 31, 2005	$1,421,384
Converted to Common Share	(817,368)
Change in fair market value	(321,900)
Fair value of the Conversion Feature at June 30, 2006	$282,116

10. Employee and Director Options

We have summarized below all outstanding options under the Plans as of June 30, 2006:

			As of June 30, 2006
Stock Option Plan	Grant Date	Exercise Price	Outstanding	Vested and Exercisable

1997 Employee Stock Option Plan
	December 27, 2000	$4.13	10,000	10,000
	January 4, 2001	$2.00	104,000	104,000
	May 15, 2001	$2.50	70,000	70,000
	July 5, 2001	$2.00	25,000	20,000
	August 13, 2002	$0.38	10,000	10,000
	March 27, 2003	$0.14	60,000	60,000
	September 8, 2003	$0.43	111,667	56,665
	August 12, 2004	$2.15	80,000	26,666
	December 23, 2004	$1.47	123,000	40,998
	July 19, 2005	$0.65	60,000	-
	September 20, 2005	$1.48	20,000	20,000
	October 7, 2005	$0.62	2,500	2,500
	June 8, 2005	$1.00	30,000	-

1999 Executive Stock Option Plan
	August 12, 2004	$2.15	80,000	26,666
	July 19, 2005	$0.65	60,000	-
	December 21, 2005	$1.48	150,000	-
	March 20, 2006	$1.05	150,000	-
	May 4, 2006	$1.39	50,000	-

2000 Directors Stock Option Plan
	August 13, 2002	$0.38	60,000	60,000
	September 20, 2002	$0.29	10,000	10,000
	September 8, 2003	$0.43	80,000	53,332
	July 19, 2005	$0.65	30,000	-

2004 Stock Option Plan
	June 28, 2005	$0.65	200,000	200,000
	June 1, 2006	$1.50	100,000	100,000
	June 30, 2006	$1.12	11,463	11,463

			1,687,630	882,290

Contractual Life for Outstanding Options
	2006	2007	2008	2009	2010	2011
$0.14	-		60,000	-	-	-
$0.29	-	10,000	-	-	-	-
$0.38	-	70,000	-	-	-	-
$0.43	-	-	191,667	-	-	-
$0.62	-	-	-	-	2,500	-
$0.65	-	-	-	-	350,000	-
$1.00	-	-	-	-	-	30,000
$1.05	-	-	-	-	-	150,000
$1.12	-	-	-	-	-	11,463
$1.39	-	-	-	-	-	50,000
$1.47	-	-	-	123,000	-	-
$1.48	20,000	-	-	-	150,000	-
$1.50	100,000	-	-	-	-	-
$2.00	20,000	31,000	31,000	31,000	11,000	5,000
$2.15	-	-	-	160,000	-	-
$2.50	0	35,000	35,000	-	-	-
$4.13	2,000	2,000	2,000	2,000	2,000	-
	142,000	148,000	319,667	316,000	515,500	246,463

Consultant and executive options outstanding as of June 30, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services.  The options vest one-third at the end of each of the first three years following the grant date.

The director options granted after January 1, 2000 that are outstanding as of June 30, 2006 vest one-third each on the first through third anniversaries of the grant date, respectively, based upon the continued provision of services as a director.  Both the employee and director options generally lapse, if unexercised, five years from the date of vesting.

We received $52,271 and $28,500 cash from the exercise of stock options during the six month periods ended June 30, 2006 and 2005, respectively.  The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled nil in both periods.

Compensation Expense Associated With Grant of Options

In the first half of 2006, the adoption of FAS 123-R resulted in incremental stock-based compensation expense of $190,619.  The incremental stock-based compensation expense caused net loss to increase by $190,619.  Net cash flow is not affected by the adoption of this standard.

The incremental stock-based compensation expense in the first half of 2006 was derived from stock options issued to employees under share-based compensation plans.  Stock options were issued at the current market price on the date of grant, subject to a 3-year vesting period with a contractual term of 5 years.  The grant date fair value is calculated using the Black-Scholes option valuation model.

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2006
Weighted-Average Fair Value of Options Granted in Each Year
($/option)	1.37	1.23
Expected Dividends paid per common share ($/share)	Nil	Nil
Expected Life (years)	3	3
Expected Volatility in the price of NXT's common shares (%)	105	136
Risk free interest rate (%)	4	4

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The expected life (estimated period of time outstanding) of options granted was estimated using the historical exercise behavior of employees.

The expected volatility was based on historical volatility for a period equal to the stock option’s expected life

As of June 30, 2006, there was $1,168,766 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans.  This cost will be recognized over the 3 year vesting period.

In the first half of 2005 there was no incremental stock-based compensation expense recognized as a result of the adoption of FAS 123-R as we adopted this standard using the modified prospective transition method.  Prior to the adoption of FAS 123-R, the Company applied APB 25 to account for its stock-based awards.  Under this standard no stock-based compensation expense was recorded by the Company.  Had we elected to follow the modified retrospective method, an alternative transition method provided for under FAS 123-R, to transition from APB 25, we would have recorded additional compensation expense of approximately $463,945, for the six month period ended June 30, 2005.  The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the first half of 2005 based on the modified retrospective method.

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2005	2005
Net loss for the period as reported	$727,547	$(2,103,332)
Add: Stock-based employee compensation expense, included in reported net loss	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(336,083)	(463,945)
Pro forma net loss for the period	$391,464	$(2,567,277)

Pro forma basic and diluted loss per common share	$(0.04)	$(0.12)

11. Commitments and Contingencies

In December 2005 we entered into a sublease agreement for our office for a term ending October 31, 2006.   The monthly minimum sublease payments are CDN $ 10,719 per month.

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012.  The monthly minimum sublease payments are Cdn. $ 18,020 per month for the first three years and Cdn. $ 19,266 per month for the remaining three years of the lease.  Pursuant to this lease agreement NXT shall provide to the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year.  NXT anticipates securing the letter of credit with cash held on deposit with the Canadian bank.

On November 27, 2002, we were served a Statement of Claim, which had been filed on November 25, 2002, in the Court of Queen’s Bench of Alberta, Judicial District of Calgary (Action No. 0201-19820), naming Energy Exploration Technologies Inc. and George Liszicasz as defendants.  Mr. Dirk Stinson, the plaintiff, alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed Mr. Stinson from trading his shares of NXT.  On December 10, 2002, we filed our Statement of Defense.  Mr. Stinson is a past President and director of NXT.  We believe the claim against us is contentious because of the ambiguity of the arrangements and we are vigorously defending ourselves against the claim.

On March 18, 2003, we were served a Statement of Claim which had been filed on March 14, 2003, in the Court of Queen’s Bench of Alberta, Judicial District of Calgary (Action No. 0301-04309), naming Glen Coffey, Murray’s Aviation Repairs (1980) Ltd., Energy Exploration Technologies, its wholly-owned subsidiary, NXT Energy Canada, Inc., Dennis Wolsky, as Administrator of the Estate of Jerry Wolsky, deceased and Embassy Aero Group Ltd. as defendants.  Tops Aviation Ltd., Spartan Aviation Inc. and John Haskakis (the “Plaintiffs”) allege that the defendants were negligent and in breach of a Ferry Flight Contract between one or some of the defendants and one or some of the Plaintiffs under which Mr. Jerry Wolsky was to deliver a Piper Twin Comanche aircraft to Athens, Greece.  The aircraft crashed in Newfoundland enroute to Athens killing Mr. Wolsky. The Plaintiffs are seeking, among other things, damages in the amount of $450,000 CDN or loss and damages to the aircraft and cargo; and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses.

NXT was not party to the Ferry Flight Contract.  We believe the claim against us is without merit and we intend to vigorously defend ourselves against the claim and will seek an expeditious dismissal of the claim.

12. Investor relations Warrants

On April 30, 2006 NXT entered into agreement with two companies to provide financial consulting and investment banking services.  We granted these two companies an aggregate of 350,000 warrants exercisable at $1.60 per share into 350,000 common shares until April 30, 2008.

13. Segment Information

In the six month period ended June 30, 2006 and 2005 we operated in only one business segment, oil and natural gas exploration and in one geographic area, Canada.

14. Subsequent Events

Subsequent to the end of the quarter NXT commenced flight operation on a Cdn. $1,200,000 contract to provide SFD Survey services to two Canadian oil and gas companies.  NXT has received a Cdn. $100,000 deposit and has billed an additional Cdn. $200,000 following the completion of the primary survey flights.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year’s presentation.